FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 October 12 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: 'Re: Restructuring Update'
                                     dated 12 October 2004



12 October 2004


British Energy plc


Update on restructuring


Satisfaction of Initial Conditions to the Agreed Restructuring


British Energy announces today that the initial conditions to the Creditor Restructuring Agreement entered into in October 2003 between the Company and certain creditors have been satisfied. In particular:


- as announced on 22 September, the European Commission has decided to approve the Government's state aid to the Company in connection with the restructuring, subject to certain compensatory measures


- the Company's new contracts with BNFL relating to back-end and front-end fuel services have become unconditional (save only for conditions relating to completion of the Agreed Restructuring)


- the new arrangements for the financing of Eggborough Power Limited and the banks' options to acquire the Eggborough Power Station either through a share or asset purchase in 2010 have been exchanged with the relevant banks and have become unconditional (again save only for conditions relating to completion of the Agreed Restructuring)


-   all material Inland Revenue clearances have been obtained


-   all material unsettled documents have been agreed with creditors


-   the Financial Services Authority has consented to the Agreed
Restructuring for the purposes of British Energy Trading Services Limited's FSA authorisation.


Consequently the Company has in accordance with the Creditor Restructuring Agreement exchanged the Business Transfer Agreement whereby, if the proposed scheme of arrangement with members lapses but the Agreed Restructuring nonetheless becomes effective, the Company's assets will be transferred to British Energy Holdings plc, which would become an intermediate holding company of the restructured British Energy group.


Further steps


The Company is now obliged, among other things, to publish Circulars to shareholders and bondholders and a prospectus for British Energy Group plc (the proposed holding company of the restructured group) and British Energy Holdings plc as soon as reasonably practicable.


The Company is working hard to finalise these documents and satisfy the remaining requirements for publication and expects to publish these documents in due course with a view to seeking the approval of shareholders and bondholders at meetings which are expected to be held later this year.


The Creditor Restructuring Agreement will terminate automatically if the Agreed Restructuring does not become wholly unconditional by 12 noon on 31 January 2005 (or such later date as the Company, the Secretary of State and requisite majorities of creditors may agree in accordance with the Creditor Restructuring Agreement) (the "Long Stop Date").


The board does not believe it would be responsible for the board to allow the Company to be in a situation where it may be forced into an insolvency process because it cannot extend those long-stop dates. As announced on 23 September 2004 the Company therefore intends to seek to negotiate and agree a binding extension of the Creditor Restructuring Agreement prior to the requisitioned EGM convened to be held at 3.00pm on 22 October 2004. At present the Company intends that the extension should be conditional on the resolutions being passed at the requisitioned EGM. The board is recommending that shareholders vote against these resolutions.


Risk factors


The Agreed Restructuring remains subject to a large number of further important conditions and significant uncertainties, including:


- the Secretary of State's entitlement not to proceed with the Agreed Restructuring if, in her opinion, the group will not be viable in all reasonably foreseeable conditions without access to additional financing beyond that which is committed and will continue to be available when required;


- the restructured group having sufficient working capital for its present requirements in connection with the listing of the New Shares and New Bonds;


- there being no material adverse change in the current or future business or operations, the financial or trading position, profits or prospects of the group as a whole or of Eggborough Power Limited or which is likely to have a material adverse effect on the value of the New Bonds, the New Shares, the CTA Bonds or the new Eggborough arrangements;


-  continuation of the standstill arrangements;


- Scottish Court approval and the filing of the order for the scheme of arrangement with bondholders and The Royal Bank of Scotland plc with the registrar of companies in Scotland; and


-  cancellation of the listings of the Ordinary Shares and A
Shares by the UK Listing Authority ( which is required if the proposed scheme of arrangement with shareholders lapses and the disposal pursuant to the Business Transfer Agreement is not approved by shareholders)


-  listing of the New Shares and New Bonds


If for any reason the Company is unable to implement the Agreed Restructuring prior to the Long Stop Date, it may be unable to meet its financial obligations as they fall due, in which case it may have to take appropriate insolvency proceedings. If the Company were to commence insolvency proceedings, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely there would be any return to shareholders.


Contact:


Andrew Dowler     020 7831 3113           (Media Enquiries)
John Searles      01355 26 2202           (Investor Relations)


Find this News Release on our web-site: www.british-energy.com


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  October 12 2004                     BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations